Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720

On November 18, 2001, Phillips Petroleum Company made the following audio message available to employees on the Phillips Petroleum Company intranet.

                                    * * * *

     The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

     Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

By now, you may have read or heard that we have agreed to merge with Conoco.

The new company we are creating will be called ConocoPhillips.

It brings together two strong companies.

It will be the third-largest energy company in the United States...

 ...and the sixth-largest in the world based on reserves.

Furthermore, the merger ensures that our nation will continue to be home to three major global oil companies.

Let me highlight some key aspects of the merger.

First, we will be a strong, long-term global competitor ... with significant potential to continue to grow and prosper.

For employees, this merger will create the most plentiful and varied career opportunities, all around the globe, in the history of this company.

-- Second ... both upstream and downstream...we will have more strength and staying power in what we all know is a cyclical and volatile industry.

In our upstream business, the new company will have a much larger and more diversified position.

More than 85 percent of our combined reserves and production will come from the United States and Western Europe. This is especially important in the difficult times our nation and the world have experienced since the terrorist attacks of September 11.

And in our downstream business, the merger gives us a leading global presence in refining, marketing and transportation.

The new ConocoPhillips will be one of the largest refiners in the United States...and the fifth-largest in the world.

To put that in perspective ... we'll boost refining capacity from 1.7 to more than 2.6 million barrels a day.

And we'll expand our marketing presence to include Europe, Thailand and Malaysia
 ... as well as the United States.

-- Third ... the merger strengthens our expertise and technological base.

Combined...Phillips and Conoco have more than 200 years of experience between them...

 ...and some of the industry's most widely used and promising technologies.

Finally ... the merger gives us a much stronger financial position.

In short, this is far and away the best strategic course of action we could have taken to deliver major long-term benefits for our company's shareholders, employees, and communities. And as we grow, the benefits of our merger will become greater for all of our constituencies.

There will be a loss of jobs...And that creates concern and uncertainty. But I want to assure you that we will take the necessary time to fully evaluate the staffing requirements. We are committed to doing it right...and to doing it fairly.

We will communicate with you openly about the integration process.
   ----

Most of our people will have a position in the new company. For domestic employees who do not, our workforce stabilization plan will be triggered by the merger. This plan offers enhanced benefits for such employees.

Until we can be more specific about our integration plans, I ask you to have patience, to stay focused, and to continue to work safely.


I look forward to telling you more about the new ConocoPhillips ... and answering as many of your questions as I can.

With that in mind, we'll hold a special employee meeting Monday afternoon in Bartlesville ... which will be Web-cast to our major facilities.

I look forward to seeing you there.

Thank you.

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